March 16, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: Skillstorm Online Learning, Inc.
    Form 1-A, Amendment 2 filed January 22, 2006
    File No.: 24-10158

Dear Mr. Innes:

    We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

1. Please provide us with marked copies of your next amendment to this Offering Statement in order to expedite our review.

2. Please refer to prior comment three. You do not provide all questions and notes in your offering circular. For example, see the tote to 7(b) of the offering circular advising potential investors to consider whether or not the

Colin Innes, CEO
Skillstorm Online Learning, Inc.
March 16, 2007
Page 2

offering price for the securities is appropriate at the present stage of the Company's development. Please revise accordingly.

3. We note that Mr. Innes worked for Intersports Acceleration Corporation ("Intersports"), which is described as a software developer. The assignment from Intersports to Skillstorm indicates that Bayern Munich granted Intersports the right to film practices and create CD-ROM programs. It is unclear how the 1998 agreement fit into the operations of a software developer. Please revise Items 3(k) and 29 of the offering circular to clarify the business of Intersports and its relation to Mr. Innes and Skillstorm.

Cover page of the Offering Statement

4. On the cover page of the Offering Statement, please include the name of the agent for service.

Item 1. Significant Parties

5. Please clarify which are the business addresses and which are the residential addresses.

6. Please explain why you do not include the 793,750 shares included in Mr. Careaga's ownership in Item 1(d) but not Item 1(e). Tell us if the 3 million shares attributed to Cambridge-Partners in 1(d) include the 793,750 shares.

7. Please revise to identify the persons in Item 1(f). Please note the definition of promoter in Rule 12b-2 of the Exchange Act.

Item 4. Jurisdictions in Which securities Are to be Offered, page 7

8. Please comply fully with both parts of Item 4(b):

   List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Item 5. Unregistered Securities Issued or Sold Within One Year

9. Please quantify the proceeds to the company for the debentures and warrants identified on page 8. In addition, please disclose the aggregate offering price of the issuances that appear in the table on pages 7-8.

10. Please disclose the amount in the aggregate that Colin Innes paid for the 1,000,000 shares of Series B Preferred Stock and the basis for computing the consideration.

11. Please clarify your response to Item 5(c) to separately identify each transaction and exemption from registration and separately state for each such transaction the facts relied upon for the exemption.

> For the sales for which you were relying on the Section 4(2) exemption, please discuss the purchasers' access to information and the nature of information available to purchasers. Also, explain how you informed purchasers of the restrictions on resale.

> For the sales for which you were relying on the Regulation S exemption, please identify the conditions met under the category of Regulation S on which you relied.

12. We reissue the second and third sentences of prior comment number 11 of our letter dated December 29, 2006. Please tell us the terms of the conversion and explain the statement appearing on page 8 that Pegasus, in the event Skillstorm files a Form 1-A that is deemed qualified, may convert the Note "into the Regulation A Offering."

Part II – Offering Circular Model A

Cover Page of the Offering Circular

13. We reissue prior comment number 13 of our letter dated December 29, 2006. Throughout the offering circular, please reconcile the differing disclosure about whether or not proceeds will be escrowed until minimum proceeds are raised. Examples can be found in the second, third, fifth and eighth items on the cover page, and in item number 26(a) on page 30. Please clarify the purpose and terms of the escrow arrangement if there is no minimum proceeds requirement.

14. Please remove the last four paragraphs on page ii of the cover page, as the information is either repetitive or not part of the Form 1-A cover page requirements.

15. We note the last paragraph of all capitalized disclosure. Please delete this paragraph and include the state, state file number and effective date information as requested in the cover page instructions.

16. We note the statement on page 48 that the company does not have the capital necessary to commence meaningful operations. Please provide a brief narrative description of the status of your operations and key this statement to where you mark the answer, currently as "Is currently conducting operations."

Risk Factors, page 1

17. Please provide an expanded and more precise heading for risk factor 3. Include the information that you have insignificant sales and that you do not have meaningful operations, as you have stated in the body of the risk factor.

18. Revise the heading of risk factor 7 to briefly summarize the limitations on the development of a trading market.

19. Please revise risk factor 8 to divide it into two risk factors and provide separate headings that briefly summarize the risk. Also, consider placing the two resulting risk factors at the forefront of the risk factor section.

20. Please reference risk factor 9 on page 3. With a view toward disclosure, please respond supplementally to prior comment 20, which requested that you discuss the ways in which you can find indications of interest in the offer if you have not registered in any state. It also requested that you explain what the laws of the individual states, generally, permit you to do to determine interest in your offering without registration.

21. Please revise risk factor 15 to briefly describe the Exchange Act registration that would be necessary prior to trading on the Small Cap Market.

22. We reissue prior comment number 21 from our letter dated December 29, 2006. Please revise risk factor 10 to list or cross-reference each intellectual property right and state when that right expires, if applicable.

23. Please reinsert the risk factor headed "Control by Existing Stockholders … ." and discuss in greater detail the risk. Include disclosure regarding the control which the company's chief executive officer, Colin Innes, has because of his ownership of preferred stock. State that the preferred stock has 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company.

Business and Properties, page 6

24. Please revise to clearly describe the status of your operations in Item 3(a). We note the related risks identified in risk factor 3.

25. Please ensure that you have disclosed the principal terms of all endorsement and royalty agreements.   Note 8 to Consolidated Financial Statements, December 31, 2005 states that the Company is party to several agreements relating to the rights to the use of FC Bayern Munich AG's youth soccer academy training exercises. However, we note in the list of exhibits only one agreement with FC Bayern Munich. It is dated November 25, 2005. It has no end date and the company must pay a Royalty of 50% of net income after defined cost of sales amounts, including amortization, are deducted. Please disclose prominently in this section the principal terms of this agreement, including the royalty payment. Disclose the principal terms any other agreements with FC Bayern Munich, or others, and file copies of them as exhibits.

26. Please ensure that, in all discussions of your training aids, you clearly distinguish between current and future activities.

27. As we requested in prior comment number 32 from our letter dated December 29, 2006, please indicate the stage of development of each of the software products you are in the process of developing. In addition, please disclose the number of videos that you have completed and that are ready to view online.

28. Please revise to clarify beliefs and disclose the bases for those beliefs. For example, see the following assertions in the fourth paragraph on page 9:

> However, animation falls short of video. For example, it is extremely difficult with this medium to demonstrate believable biomechanics to players and coaches. At least four sites of competitors offer only cartoon images to learn from. Two sites are product resellers of VHS and DVD. This approach leaves the user with an incomplete experience.

Alternatively, please provide us with copies of, or excerpts from, reports, publications etc. if the bases for your assertions are third party sources.

29. Please revise the first paragraph on page eight to clarify the basis for any expectation that Messrs. Niendorf, Hauser, Ranke, Malacaone and Cheema will assist in post production or other activities. You state that you have

"contracted professional soccer coaches." It is unclear if the identified coaches are contractually bound to assist you in post production or other activities. The terms of any such agreements or arrangements should be described.

30. At the top of page 11, clearly distinguish the marketing procedures which you are currently employing and those which you intend to employ.

31. We reissue prior comment 37 from our letter dated December 29, 2006:

Please revise to clearly describe your "learning engine." It is unclear what the engine is apart from the products you offer on your website. If the learning engine includes proprietary software, technology or other items separate from the video instruction and similar products offered on your website, please clearly describe what those proprietary software, technology or other items are.

Production, page 11

32. We reissue prior comment number 14 from our letter dated December 29, 2006. Under "Production," on page 11, describe the proprietary interest you have, and will have, in the software that you have developed and will develop. Identify any others who hold a proprietary interest. We may have further comments.

33. Please revise to clarify "pull marketing," "viral marketing" and "call center outbound activity" on page 11.

Phase III Production and Development, page 12

34. Disclose how "Game Situation Training," that you reference in this section, differs from the soccer training programs you have discussed under "Phase I Production and Development."

Strategic Relationship Strategy, page 13

35. Disclose what you mean, at the top of page 14, by a "vote of confidence" from FC Bayern Munich.

36. In addition, please revise to clarify the basis for your statements that you have established endorsements from Franz Beckenbauer and the players identified in the third set of bullet points on page 13. Please refer to prior

comment 28. It is unclear if these individuals have contractually agreed to endorse you.

Target Market Strategy, page 14

37. Disclose the basis for the following assertion on page 14:

> Skillstorm has applied this strategy and has developed demand for its product with high profile professional teams and national associations that have 6.5 million players and local, national and international sponsors … .

If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true.

Item (h), page 17

38. Please disclose, separately, the number of player images and software programs that are copyrighted and the number that will be copyrighted. Disclose when you intend to apply for the patent and the copyrights.

39. Please revise the first paragraph on page 21 in response to 7(a) to quantify the accumulated deficit.

40. Please revise page 24, Item 10(c), to provide the requested information. We note that offering proceeds will be used to reimburse Messrs. Williams and Innes for equipment.

41. Please provide the information requested in Item 11 on page 24. As another non-exclusive example, we note that you do not provide an answer for Item 19 on page 29.

Plan of Distribution, page 29

42. You state that you undertake no assurance that state laws are not violated through resale of securities and that you intend to register shares for sales in states where there are sufficient indications of interest. Please revise to disclose how investors may determine in which states your securities will be registered.

43. Please revise to provide an answer to Item 25 on page 30. We note the possible sale limitations or restrictions in states where the offer will not be registered.

Item 29. Chief Executive Officer, Colin Innes, page 31
Skillstorm, page 31

44. Throughout the offering circular, please remove, or clearly label as the opinion of management of the Company along with disclosure of the reasonable basis for such opinions or beliefs, any statements which are promotional and speculative. This includes, but is not limited to the following examples: "Skillstorm teamed up with FC Bayern Munich of Germany – recognized as having the top youth academy in the world," which is in this section"; and "… world's top ten agency networks," which is in this section.

45. Your reference to "awards recognition development" should include the name of the entity providing the award(s) and the requirements for receiving them.

46. Discuss in detail the "secured sales of over $6 million for Skillstorm." Clarify the nature, source and recipient of these sales. It is unclear if any funds were exchanged or if customers became contractually bound to pay for $6 million of Skillstorm services. Your revised disclosure should clarify why these sales are not reflected in the financial statements.

47. In addition, revise to reconcile the total amount of proceeds from unregistered sales described in Item 5 of the offering statement and the $1.9 million disclosed here.

48. Please revise to delete or balance promotional statements regarding previous employment throughout this section. For example, statements such as "[r]esults were significant" and references to GE and AT&T are not responsive and do not indicate previous job responsibilities.

49. As another non-exclusive example, the description of Mr. Heuss's employment suggests that he was solely responsible for merging Kiss.com and uDate.com and selling the combined entity to match.com. His title is identified as VP of Global Marketing, which suggests that other senior management and outside advisors of both companies were involved in merging them and later selling them to match.com. Your revised disclosure of the roles and responsibilities of each individual should be balanced, especially with respect to corporate accomplishments and milestones

attributable in part to other management in addition to the individual. As another non-exclusive example, see the figures included in the first bullet point under Mr. Williams' description under Impact Blue Incorporated on page 36.

50. Please revise Item 33(d) on page 37, "has not engaged any consultants or independent contractors," with the reference to over $143,000 of consulting fees on page 54. We may have further comment.

Management relationships, Transactions and Remuneration, page 39

51. Please revise to disclose in this section the significant transaction with related parties under which the company acquired rights, technology, assets and a business concept for the issuance of 16,833,760 shares of common stock valued at $461,648. We also note loans to the company and anticipated reimbursements on pages 23 and 24.

Litigation, page 43

52. Disclose whether or not your officers, key personnel or directors are, or have been, parties to any threatened litigation or administrative action.

Management's Discussion and Analysis of Certain Relevant Factors, page 61

53. Please respond in greater detail to Item 47 of Model A.

54. Please respond in greater detail to Item 48 of Model A. In addition, provide the basis for the following statement under number 48: "The underlying economics continue to be strong for online learning products for mass participation activity online."

55. Refer to Item 49 of Model A at page 61. Please provide the basis for your belief that your gross margins will be 40%. With a view to disclosure, tell us what the gross margin has been for your sales to date.

56. Please discuss supplementally the apparently differing information from the unaudited consolidated statement of operations for the period ended September 30, 2006 that sales were 11,430 for the 3 months ended September 30, 2005 and 3,079 for the nine months ended September 30, 2005. Revise as applicable.

Item 46. Financial Statements, Page 42
General

57. Please provide notes to the annual and interim financial statements that explain the revisions that were made to the financial statements filed in Am. 2 to Form 1-A. Provide the disclosures specified in paragraphs 25 and 26 of SFAS 154. Please revise.

Exhibits

58. We reissue prior comment number 96 from our letter dated December 29, 2006, which comment states:

> Please disclose in an appropriate section the following information from the "Certificate of Designation of Series B Preferred Stock":
>
> > "In the event or liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the value of the Series B Preferred Stock. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holder's liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable."

59. Please file as an exhibit the original agreement between Intersports and Bayern Munich, including the terms of the agreement that were ratified by the parties in the Right to Use and Royalty Agreement dated November 25, 2005.

60. Please file as an exhibit a copy of any signed endorsement of Franz Beckenbauer. See related comment above. In addition, file copies of any other agreements or endorsements with him or others.

61. It is necessary that counsel revise the opinion regarding legality as follows:

- Revise the first and fourth paragraphs to state that the shares will be "qualified," rather than "registered";

- Refer to the Offering Statement, "as amended," so that it will include future amendments, but do not include an amendment date. Alternatively, provide a newly signed opinion with each amendment.

- Delete the phrase "obligations of the Company" from the end of the last sentence of the third paragraph.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
 Fax: 206-262-9545